SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Acquires 50% of TIPO, Israel's Leading Children's Portal dated August 23, 2005.



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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold Acquires 50% of TIPO, Israel's Leading Children's Portal

Tuesday August 23, 1:00 am ET

PETACH TIKVA, Israel, August 23 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that Goldmind, Internet Gold's subsidiary, has acquired a 50% interest of Hype Active Media Ltd ordinary shares ("Hype") and 50.1% of Hype's management shares. Hype is the owner and operator of TIPO (tipo.co.il), Israel's leading children's portal. In July 2005, TIPO achieved approximately 30 million page views, making it Israel's highest rated portal targeting children aged 8-15. Hype's founders will continue to hold the remaining of Hype's shares, and to take an active role in its operations. Mr. Eli Holtzman, CEO of Internet Gold, has been named the company's new chairman.

"This acquisition is another step in our efforts to expand Internet Gold's leadership position in Israel's rapidly growing Internet Advertising market," said Mr. Eli Holtzman, CEO of Internet Gold, who has been named the company's new chairman. "With Internet Advertising already accounting for about 4% of Israel's total advertising expenditures, advertisers are recognizing the benefits of this highly-targeted media, and TIPO offers them a superb channel for reaching a highly desirable demographic. By bringing Internet Gold's experienced sales organization to this proven channel, we believe we will be able to expand the revenues of both organizations significantly."

Launched in 2003, TIPO offers a broad selection of exciting content and youth-oriented applications, including web-based e-mail, instant messaging, chat-rooms and forums, as well as personal website building and hosting services. During July 2005, approximately 551,000 individual users visited TIPO.

Mr. Holtzman added, "In addition to advertising, TIPO has established additional revenue streams, including the sale of cellular content to its users. This ideally positions TIPO to address the growing icon and ringtone download market, which we believe will continue to experience rapid growth -- especially in Israel where the penetration of cellular phones is above 100%. We are confident that TIPO will immediately begin to contribute to our revenues and profits in the third quarter and are very pleased with this acquisition."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-commerce subsidiary, the Company has established itself as one of Israel's leading e-commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com










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Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 23, 2005